

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Via E-mail
Charles Camorata
President
Mainstream Entertainment, Inc.
11637 Orpington Street
Orlando, FL 32817

Re: **Mainstream Entertainment, Inc.**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed on July 12, 2011
        File No. 333-172924

Dear Mr. Camorata:

We have reviewed your responses to the comments in our letter dated April 13, 2011 and have the following additional comments.

Registration Statement Cover Page

1. We note your response to our prior comment five and reissue in part. Please move the delaying amendment language to the registration statement cover page.

2. We note your response to our prior comment six and reissue in part. Please delete your references to "products" because you appear to provide services rather than "products" in the music industry. In the alternative, revise your disclosure in the Prospectus Summary and Business sections to clarify what you mean by "products" and "manufacturing process." Please also remove the entire paragraph (fourth from bottom) from the cover page since it is not required there.

Prospectus Summary, page 6

The Company, page 6

3. We note your response to our prior comment seven and reissue in part. Please revise this section to disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate. Also disclose your losses in the most recent fiscal year and interim period.

4. We note your response to our prior comment 25 and reissue in part. Please disclose here that the company and its predecessors have been unprofitable since 2005.

Risk Factors, page 7

Our management has limited experience in management, page 7

5. We note your response to our prior comment 40. Please revise to include a separate risk factor addressing the risks to you because your officers and directors dedicate limited amount of time to your operations.

We will need additional capital, page 11

6. We note your response to our prior comment 17 and reissue in part. Please revise the first full risk factor on page 11 to estimate the amount of additional financing.

Product Description, page 16

7. We note your response to our prior comment 29 and reissue. Please remove the third full paragraph on page 17 since nothing in the filing seems to provide a basis for the expectation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Plan of Operations, page 49

8. We note your response to our prior comment 35 and reissue in part. Please revise your Plan of Operation section to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing timeframes and quantified estimates of these amounts for each step. In addition, please discuss in more detail each of your business segments.

9. Please revise this section to delete references to Universal and Sony/BMG because you do not appear to have contracts with these companies at this time.

10. We note your disclosure that your "revenues will be derived from multiple sources." Please make this section anticipatory in nature.

11. We note your response to our prior comment 36 and reissue. Please revise to provide discussion and analysis of your financial condition, changes in financial condition and results of operations, including your liquidity and capital resources, for a two-year period using year-to-year comparisons.

Debt Financings and Related Party Notes, page 50

12. We note your response to our prior comment 38 and reissue. Please provide disclosure about the total amount of debt outstanding pursuant to the Related Party Notes as of the most recent practicable date, the rate of interest and the date(s) on which payment must be made. Additionally, provide the same disclosure in your Transactions with Related Persons, Promoters and Certain Control Persons section on page 55.

Directors and Executive Officers, page 51

13. We note your response to our prior comment 41 and reissue in part. Please revise your disclosure to discuss specific experience, qualifications, attributes or skills of all your directors. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 52

Director Compensation, page 53

14. We note your response to our prior comment 44 and reissue in part. Please include a separate director compensation table.

15. We note your response to our prior comment 45 and reissue in part. Please revise to disclose what you will consider to be "sufficient revenue" to begin compensating your directors.

Financial Statements for Fiscal Year Ended September 30, 2010, page 19

Note 14 – Discontinued Operations, page 34

16. We have reviewed your response to our prior comment 34. However, we do not believe that (1) your response or (2) the accounting literature cited therein adequately support your conclusion that it was appropriate to report the losses attributable to your former facility located at 7648 Southland Blvd., Orlando, FL (the "Orlando studios") as discontinued operations. More specifically, we note that the example cited in your response does not appear to be analogous to your circumstances. In this regard, we note that FASB ASC 205-20-55-63 through 55-65 provides an example in which an entity has disposed of actual business operations (i.e., a business component), including contractual revenue and cash flow streams (i.e., signed leases) and certain existing customers. In contrast, you appear to have merely relocated your operations from the studios located at 7648 Southland Blvd., Orlando, Florida to studios located at 275 North Bayshore drive, Ococee, Florida. Given (1) the geographic proximity of your new studio location relative to your prior studio location, (2) your industry, and (3) the nature of the services that you plan to offer, it would appear reasonable to expect that customers would migrate from your prior studio location to the new studio location. In this regard, we note that your

prior facility may have merely been a part of your larger cash flow generating component – the music production and distribution business – rather than the component itself. Therefore, it appears that your decision to exit the Orlando, FL studios may reflect the disposal of a facility, rather than the disposal of a business component. Refer to the guidance outlined at FASB ASC 205-20-55-47.

Based upon the observations noted above, we believe that it would be appropriate for the prior operations of your Orlando studios to be reported within continuing operations in your statements of operations. Please revise your accounting treatment and financial statement presentation accordingly, or advise. In addition, if the prior operations of your Orlando studios are reclassified to continuing operations, please revise MD&A to discuss your fiscal year 2009 results of operations based upon the revised financial statement presentation.

Part II

Item 17. Undertakings, page 62

17. We note your response to our prior comment 50 and reissue in part. Please add undertakings in Item 512(a)(5) and Item 512(a)(6) of Regulation S-K or advise.

Signature, page 63

18. We note your response to our prior comment 51 and reissue in part. Please revise the first paragraph in this section to follow the language set out in Form S-1. In addition, have your controller or principal accounting officer sign the registration statement in his or her individual capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc (via E-mail):   Gregory M. Wilson, Esq.